Exhibit (g)(4)

                                                    March 28, 1999


By Facsimile
------------

Mr. Cor Boonstra
President & CEO
Royal Philips Electronics
Rembrandt Tower
Amstelplein 1
1096 HA Amsterdam
The Netherlands

Dear Mr. Boonstra:

I was disappointed to hear from my advisory team that VLSI and Philips were unable to reach an agreement that would allow Philips to participate as one of the companies exploring strategic alternatives with VLSI.

When Philips asked to participate in VLSI's process, VLSI's advisers devoted significant time to the issue and the VLSI Board of Directors held a special meeting to discuss the terms under which Philips could gain access to non-public information concerning VLSI and its business.

The agreement VLSI ultimately proposed - essentially a 45-day truce between the two companies - was quite simple:

        - In exchange for the same access to non-public information and senior management that VLSI made available to other parties in the process, Philips would agree to take no action concerning its tender offer and consent solicitation until May 10, 1999.

        - VLSI would set May 10, 1999 as the record date for both its consent solicitation and 1999 Annual Meeting of Stockholders, and would hold the Annual Meeting on June 8, 1999.

        - In addition, to preserve Philips' flexibility, VLSI would agree that the 45-day standstill would terminate if VLSI entered into a strategic transaction with a party other than Philips.

It is unfortunate that Philips has declined to participate in VLSI's process because we believe that, by Philips' participation, Philips would recognize that Philips' offer does not reflect VLSI's excellent technology and strong business potential. Our customer product bookings have strengthened. For example, after the commencement of your offer, VLSI received the largest single order in VLSI history. By remaining outside of VLSI's process, Philips may continue to make inaccurate assumptions about VLSI's business.

The other Directors of VLSI and I remain ready to include you in our process of exploring strategic alternatives.

Very Truly Yours,

/s/ ALFRED J. STEIN

Alfred J. Stein
Chairman and CEO
VLSI Technology, Inc.




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